Paris, May 13, 2005

2005 first-quarter net sales growth ahead of world pharmaceutical market growth[1] at 11.9% [2] on a comparable basis

Strong growth in adjusted EPS[3]: up 27.7% [2] at 1.06 euros per share

Sanofi-aventis on track to meet 2005 guidance

The consolidated statement of income of sanofi-aventis for the first quarter of 2005, presented in Appendix 4, shows net income of 531 million euros and is impacted by the accounting treatment of the combination with Aventis and by restructuring charges in a total amount of 884 million euros. The combination with Aventis having taken place on August 20, 2004, the scope of consolidation for 2004 is not directly comparable with that for 2005.

To give a better representation of the business performance of the Group, we have decided to publish and comment an adjusted[3] consolidated statement of income for the first quarter of 2005 (and to compare it with the adjusted pro forma[3] statement of income for the first quarter of 2004). Adjusted net income reached 1 415 million euros versus 1 103 million euros in Q1 2004.

All figures in this press release have been prepared using international financial reporting standards (IFRS).

FIRST QUARTER 2005
  Net sales: 6,417 million euros, up 8.4% (11.9% on a comparable basis 3 )
  18.6% comparable-basis growth for the top 15 products
  3.0% comparable-basis growth for the rest of the portfolio
  Developed sales [3] : 7,073 million euros, up 11.7% on a comparable basis
  27.9% growth in adjusted operating income – current
  28.3% growth in adjusted net income to 1,415 million euros
  27.7% increase in adjusted EPS to 1.06 euros (vs. 0.83 euros for the first quarter of 2004).

Commenting on first quarter results, Chairman and CEO, Jean-François Dehecq, stated “In my view, these results are highly promising, and make us even more confident that our full-year guidance will be met. They reflect the soundness of the strategy we unveiled when the Group was formed, and the huge contribution of everyone at sanofi-aventis to ensure rapid delivery of the resources and synergies generated by the merger”.

1 IMS all available channels YTD March 2005:+6.5%
[2] versus 2004 pro forma figures
[3]  see appendices:
Appendix 1: Explanatory notes
Appendix 2: First quarter of 2005: Net sales by product – Reported-basis growth
Appendix 3: First quarter of 2005: Adjusted consolidated statement of income (unaudited)
Appendix 4: First quarter of 2005: Reconciliation of consolidated statement of income to adjusted consolidated statement of income (unaudited)

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

2005 first-quarter sales performance

Unless otherwise indicated, sales growth figures are on a comparable basis. Reported-basis growth figures are presented in Appendix 2.

In the first quarter of 2005, sanofi-aventis generated net sales of 6,417 million euros, an increase of 11.9% . Currency fluctuations had an unfavorable impact of 2.1 points. Changes in Group structure (primarily the divestment of products by Aventis in the first half of 2004) had an unfavorable impact of 1.4 points. Including these factors, net sales rose by 8.4% .

Net sales by business segment

Net sales reported by sanofi-aventis comprise net sales generated by the pharmaceuticals business and net sales generated by the human vaccines business.

Pharmaceuticals

2005 first-quarter net sales for the pharmaceuticals business were up 12.1% at 6,057 million euros. This performance took the world market share of sanofi-aventis to 5.45% 4.

2005 first-quarter net sales of the top 15 products came to 3,752 million euros (up 18.6%), representing 61.9% of pharmaceuticals net sales, compared with 58.6% in the first quarter of 2004.

	Q1 2005	Change on a
Millions of euros	net sales	comparable
		basis

Lovenox ®	500	+18.2%
Plavix ®	468	+21.2%
Allegra ®	386	+23.7%
Taxotere ®	365	+13.4%
Stilnox ® /Ambien ®	362	+10.7%
Eloxatin ®	350	+43.4%
Tritace ®	218	-5.2%
Lantus ®	252	+55.6%
Aprovel ®	209	+13.0%
Copaxone ®	187	+19.9%
Amaryl ®	156	+9.1%
Actonel ®	80	+31.1%
Depakine ®	74	+0.0%
Nasacort ®	67	-2.9%
Xatral ®	79	+12.9%

Total	3,752	+18.6%

Net sales generated by other pharmaceutical products in the first quarter of 2005 were 2,305 million euros, an increase of 3.0%, due partly to the high incidence of winter ailments in Europe.

4 IMS all available channels end of March 2005

2/16

Human Vaccines

2005 first-quarter sales for the Human Vaccines business were up 7.8% at 360 million euros.

Net sales of the main vaccines	Q1 2005	Change on a
Millions of euros	net sales	comparable
		basis

Polio/Whooping Cough/Hib Vaccines	141	-8.4%
Adult Booster Vaccines	66	+39.8%
Influenza Vaccines	52	+43.6%
Travel Vaccines	34	-13.0%
Meningitis/Pneumonia Vaccines	26	+51.2%
Other Vaccines	41	+2.0%

Two products were launched in the United States in the first quarter of 2005:

Menactra®, launched in March 2005, which generated 12 million euros of US sales and Decavac®, a preservative-free tetanus and diphtheria booster vaccine, launched at the start of January.

Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, generated 2005 first-quarter sales up 4.9% on a reported basis at 128 million euros, compared with 122 million euros in the first quarter of 2004. These sales are not consolidated by sanofi-aventis.

Net sales by geographical region

	Q1 2005	Change on a
Millions of euros	net sales	comparable
		basis

Europe	3,005	+9.0%
United States	2,151	+20.0%
Other countries	1,261	+6.1%

Total	6,417	+11.9%

In France, net sales – benefiting from the high incidence of winter ailments – rose by 6.7% . Germany reported net sales growth of 13.4% .

In the United States, the strong sales growth was due to good performances by the entire portfolio.

In Japan, net sales rose by 12.7% to 280 million euros, lifted by a very good performance from Allegra®, which benefited from a strong allergy season.

3/16

Developed sales

Developed sales, which give an indication of the overall presence of sanofi-aventis products in the market, reached 7,073 million euros in the first quarter of 2005, an increase of 11.7% .

Developed sales of Plavix ® /Iscover ® :

		Change on a
Millions of euros		comparable
	Q1 2005	basis

Europe	365	+20.9%
United States	509	+14.6%
Other countries	123	+26.8%

Total	997	+18.3%

In the United States, total prescriptions (TRx) of Plavix® rose by 14.5% 5 .

Developed sales of Aprovel®/Avapro®/Karvea®:

		Change on a
		comparable
Millions of euros	Q1 2005	basis

Europe	182	+7.7%
United States	78	-11.4%
Other countries	66	+17.9%

Total	326	+4.2%

In the United States, total prescriptions of Avapro® rose by 13.5% 5, and market share at end March was 15.1% 6. The decline in invoiced sales was due to a reduction in net selling prices, and to changes in inventory levels.

Comments by therapeutic class

All the figures cited below are for the first quarter of 2005.

Cardiovascular/Thrombosis
Lovenox®

Lovenox® reported 18.2% growth in net sales to 500 million euros. Net sales rose by 21.6% in the United States (to 296 million euros) and by 14.8% in Europe (to 161 million euros). In the United States, growth was lifted by increased use of Lovenox® in medical prophylaxis (43%7 market share) and in its indications in cardiology (51%7 market share).

Plavix®

Consolidated net sales of Plavix® were up 21.2% at 468 million euros.

5 IMS NPA 3 Channels – YTD March 2005 [6] IMS NPA 3 Channels –March 2005 [7] Solucient, % of US patients, Feb 2005

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Delix®/Tritace®

Net sales of Delix®/Tritace® fell by 5.2% to 218 million euros due to the impact of generics in some European countries. However, this sales erosion is appears to have eased, and the product continues to post double-digit growth in Canada (up 13.0%) and in France (up 16.2%) .

Aprovel®

Consolidated net sales of Aprovel® came to 209 million euros, an increase of 13.0% .

Oncology Taxotere®

Net sales of Taxotere® were 365 million euros, an advance of 13.4% . The product achieved growth of 21.3% in Europe (to 148 million euros) and of 11.6% in the United States (to 158 million euros). The reimbursement system in the United States having (as expected) changed on January 1, 2005, the pace of growth in sales of Taxotere® in the United States – supported by the launch of new indications – is likely to be maintained over the coming months.

Eloxatin®

Eloxatin® continues to record very impressive performances with 2005 first-quarter growth of 43.4% (to 350 million euros) thanks in particular to increased use as an adjuvant treatment for colorectal cancer. The product posted sales growth of 45.8% in the United States (to 198 million euros) and 39.5% in Europe (to 128 million euros).

In the United States, Eloxatin® achieved market share of 48.8% 8 as an adjuvant treatment, and of 48.2% 8 as a first-line treatment for metastatic colorectal cancer.

Central Nervous System
Ambien®

Net sales of Ambien® totaled 316 million euros in the United States, up 14.1%, with total prescriptions (TRx) up 7.1% 5 and a favorable price effect.

Copaxone®

Net sales of Copaxone® were up 19.9% at 187 million euros. The product achieved growth of 17.7% in the United States (to 123 million euros) and 25.1% in Europe (to 53 million euros).

Depakine®

Net sales of Depakine® were stable at 74 million euros.

[8] IntrinSiq Research-Rolling 3 months February 2005

5/16

Diabetes Lantus®

Net sales of Lantus® rose by 55.6% to 252 million euros. The product reported growth of 51.7% in the United States (to 152 million euros) and 57.0% in Europe (to 86 million euros).

Growing use of Lantus® as part of a therapeutic strategy aimed at the early introduction of insulin in type II diabetes patients who have difficulty controlling their illness with an oral anti-diabetic alone continues to have a favorable impact on sales growth. In the United States, Lantus® had market share of 27.5% 6 at end March 2005. Growth was also supported by the introduction of the new Opticlik® pen in the US market at the start of the year.

Amaryl®

Net sales of Amaryl® were 156 million euros, up 9.1% . The product achieved growth of 11.5% in the United States (to 46 million euros) and 12.5% in Europe (to 61 million euros).

Internal Medicine
Allegra®

Net sales of Allegra® rose by 23.7% to 386 million euros. In the United States, sales were up 18.2% at 265 million euros. The relative weakness of the first quarter of 2004 contributed to this growth rate. Total prescriptions (TRx) of Allegra® fell by 7.0% 5 in a market that contracted by 10.9% 5. Allegra® has 44.0% 6 of the US prescription antihistamines market.

In Japan, Allegra® benefited from a strong allergy season to raise sales by 66.6% to 87 million euros.

Actonel®

Consolidated sales advanced by 31.1% to 80 million euros. Japanese sales of Actonel® were 19.4% higher at 10 million euros.

Worldwide sales of Actonel® including the alliance with Procter & Gamble reached 287 million euros. In the United States, sales of Actonel® (consolidated by Procter & Gamble) totaled 147 million euros, and the product achieved market share of 28.1% 6.

Ketek®

Net sales of Ketek® totaled 78 million euros, an increase of 73.3% . Ketek® was launched in the United States in August 2004, and generated 2005 first-quarter sales of 36 million euros in that country. 2005 first-quarter sales in Europe were also 36 million euros.

Xatral®

Net sales of Xatral® advanced by 12.9% to 79 million euros, of which 14 million euros were generated in the United States and 56 million euros in Europe.

6/16

Adjusted consolidated statement of income (unaudited) for the first quarter of 2005 (compared with adjusted pro forma for the first quarter of 2004)

The terms “pro forma statement of income” and “adjusted net income” are defined in Appendix 1. The adjusted consolidated statement of income for the first quarter of 2005 is presented in Appendix 3. A reconciliation of the consolidated statement of income to the adjusted consolidated statement of income is presented in Appendix 4.

During the first quarter of 2005, sanofi-aventis generated net sales of 6,417 million euros, up 8.4% (11.9% on a comparable basis).

Gross profit came to 4,963 million euros, 9.9% higher than in the first quarter of 2004. Gross margin was 77.3%, against 76.3% in the first quarter of 2004, thanks to higher sales, productivity gains and the Group’s purchasing policy.

Research and development expenses were 0.3% higher than in the first quarter of 2004 at 923 million euros, representing 14.4% of net sales. The main factors affecting the movement in research and development expenses were the impact of restructuring plans implemented by Aventis before the acquisition, and the discontinuation of some collaborations. The clinical trials program is on schedule, with new clinical trials due to start between now and the end of 2005.

Selling and general expenses were 0.7% higher than in the first quarter of 2004 at 1,920 million euros, representing 29.9% of net sales. This increase reflects strong growth in costs directly related to product promotion, along with a substantial reduction in general expenses.

Other current operating income totaled 77 million euros, against 41 million euros in the first quarter of 2004. This increase was due partly to the Group’s share of profit from non-consolidated sales of Actonel®, and partly to gains arising from the Group’s foreign exchange hedging policy.

Operating income – current was up 27.9% at 2,143 million euros, representing 33.4% of net sales.

Other operating income and expenses amounted to 17 million euros, compared with 137 million euros in the first quarter of 2004. In 2004, this line included the proceeds of divestments made by Aventis (162 million euros) and bid defense costs (50 million euros).

Operating income rose by 22.1% to 2,147 million euros, representing 33.5% of net sales.

Net financial expense was 106 million euros, against 210 million euros in the first quarter of 2004. The net financial expenses benefited from a lower cost of debt, a reduction in total debt as a result of the cash flows generated by the Group and a positive impact from financial instruments in Q1 2005.

The share of profits from associates was 107 million euros, compared with 93 million euros in the first quarter of 2004. This figure includes the share of post-tax profits generated in the territories managed by BMS under the alliance on Plavix® and Avapro® (79 million euros, versus 70 million euros in the first quarter of 2004).

Minority interests came to 83 million euros, compared with 67 million euros in the first quarter of 2004. This figure includes the share of pre-tax profits paid to BMS from the territories managed by sanofi-aventis (68 million euros, versus 55 million euros in the first quarter of 2004). It also includes the share of net income attributable to the shareholders of Hoechst.

Net income was up 28.3% at 1,415 million euros, representing 22.1% of net sales (compared with 18.6% in the first quarter of 2004).

7/16

Earnings per share (EPS) was 1.06 euros, 27.7% up on the first quarter of 2004 (0.83 euros), based on a total of 1,334,550,189 shares in the first quarter of 2005 (versus 1,324,970,531 in the first quarter of 2004).

Net debt

At end March 2005, net debt (defined as short and long term loans net of cash) stood at 13 billion euros, compared with 14.2 billion euros at end 2004.

2005 Guidance

        First-quarter growth in sales and earnings enables sanofi-aventis to confirm that it is on track to meet its 2005 guidance as announced on March 1, 2005:

  2005 comparable-basis net sales growth ahead of world pharmaceuticals market growth;
  growth in adjusted full-year EPS in line with the rate achieved in 2004 9 ;
  even after significant growth in expenditure on clinical trials and substantial investment ahead of the launch of Rimonabant, and barring major adverse events.

9 Assumes an exchange rate of $1.25 to the euro. Sensitivity to euro/$ fluctuations is estimated at 0.5% of growth for a 1-cent change

8/16

Recent events

March 9, 2005	Presentation to the ACC of positive results from the CLARITY and COMMIT trials, evaluating Plavix ® in the acute treatment of myocardial infarction

March 11, 2005	Sanofi-aventis files a suit against Novopharm in Canada alleging infringement of Lovenox patent 2045433

March 17, 2005	Additional new drug application filed for Menactra ® in the United States

March 22, 2005	Announcement of favorable outcome for sanofi-aventis in the Plavix ® litigation in Canada

April 1, 2005	Announcement of signature of a €10 billion medium-term financing package to refinance the Aventis acquisition debt contracted in April 2004

Announcement of signature of a $97 million contract between the US Health Department and sanofi pasteur to accelerate development of a cell-culture produced pandemic influenza vaccine

April 11, 2005	Announcement of approvable letter for Ambien CR in the United States

April 13, 2005	Rhodia notified sanofi-aventis of its request for ad hoc arbitration concerning its claims for the indemnification of alleged costs related to environmental and pension liabilities. Sanofi-aventis intends to defend these claims vigorously.

April 20, 2005	Announcement of deferral to November 15, 2005 of the Lovenox ® trial in the United States

May 10, 2005	Announcement of postponement to May 27, 2005 of pre trial order in the Plavix ® litigation in the United States

Upcoming events
May 13 – 17, 2005	Présentation of new Eloxatine ® and Taxotere ® research at the American Society of Clinical Oncology (ASCO)

June 10-14, 2005	Presentation to the American Diabetes Association (ADA) of RIO Diabetes results

2005 Financial Calendar
July 20, 2005	2005 second-quarter sales

August 31, 2005	2005 first-half results – Analyst/Investor meeting in Paris

November 8, 2005	2005 third-quarter sales and results

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APPENDICES: Appendix 1: Explanatory notes

Comparable sales: When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities).
For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.
We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.
For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

Reconciliation of Q1 2004 pro forma net sales on a reported basis to Q1 2004 pro forma net sales on a comparable basis:

Millions of euros	Q1 2004

Q1 2004 pro forma net sales on a reported basis	5,919

Impact of changes in Group structure	-73

Impact of exchange rates	-110

Q1 2004 proforma net sales on a comparable basis	5,736

Developed sales: When we refer to “developed sales” of a product, we mean consolidated net sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and are not included in our consolidated net sales (with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan) and with Fujisawa on Stilnox®/Myslee® (zolpidem)). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.
We believe that developed sales are a useful measurement tool because they demonstrate the overall presence of our products in the market.

Reconciliation of net sales to developed sales:

Millions of euros	Q1 2005	Q1 2004*

Net sales	6,417	5,919

Non-consolidated sales of Plavix ® /Iscover ® net of sales of product to Bristol-Myers Squibb	529	490

Non-consolidated sales of Aprovel ® /Avapro ® /Karvea ® net of sales of product to Bristol-Myers Squibb	117	135

Non-consolidated sales of Stilnox®/Myslee® net of sales of product to Fujisawa	10	12

Developed sales	7,073	6,556

* Pro forma net sales

10/16

The proforma statement of income for the first quarter of 2004 is provided for comparative purposes. It is presented as though the offer for Aventis, and the other transactions described below, had occurred on January 1, 2004. It was prepared on the basis of the following principles:

-	No impact on the statement of income from the remeasurement of inventories or the expensing of acquired research
-	Elimination of the impact of Arixtra, Fraxiparine and Campto in terms of contribution to profits (no impact from gains on divestment in the first quarter)
-	Elimination of Aventis Behring, divested at the start of 2004

Adjusted net income is defined as accounting net income (under IFRS) adjusted for material impacts arising from (i) the use of fair value acquisition accounting for the Aventis transaction and (ii) restructuring costs associated with the transaction. Sanofi-aventis believes that eliminating these impacts from net income gives a better representation of the business performance of the new Group. Material impacts arising from the use of fair value acquisition accounting are as follows:

-	Charge related to the revaluation of Aventis inventories, net of tax
-	Amortization/impairment charges generated by the revaluation of Aventis intangible assets, net of tax
-	Possible impairment charges for the goodwill arising on the acquisition

Sanofi-aventis also excludes integration and restructuring costs associated with the transaction from adjusted net income.

Millions of euros	Q1 2005	Q1 2005	Q1 2004
	consolidated	adjusted	adjusted
	financial	consolidated	pro forma
	statements	financial	(unaudited)
	(unaudited)	statements
		(unaudited)

Net sales	6,417	6,417	5,919

Net income	531	1,415	1,103

Basic earnings per share	0.40	1.06	0.83

11/16

Appendix 2: 2005 first-quarter net sales by product – Reported-basis growth

2005 first-quarter net sales by product –Reported-basis growth

	Q1 2005	Q1 2004	Q1 2004	Change on a	Change on a
	net sales	pro forma	pro forma	comparable	reported
Millions of euros		net sales	net sales	basis	basis
		(comparable)

Lovenox ®	500	423	435	+18.2%	+14.9%
Plavix ®	468	386	387	+21.2%	+20.9%
Allegra ®	386	312	325	+23.7%	+18.8%
Taxotere ®	365	322	330	+13.4%	+10.6%
Stilnox ® /Ambien ®	362	327	339	+10.7%	+6.8%
Eloxatin ®	350	244	252	+43.4%	+38.9%
Tritace ®	218	230	231	-5.2%	-5.6%
Lantus ®	252	162	168	+55.6%	+50.0%
Aprovel ®	209	185	186	+13.0%	+12.4%
Copaxone ®	187	156	161	+19.9%	+16.1%
Amaryl ®	156	143	146	+9.1%	+6.8%
Actonel ®	80	61	62	+31.1%	+29.0%
Depakine ®	74	74	73	+0.0%	+1.4%
Nasacort ®	67	69	72	-2.9%	-6.9%
Xatral ®	79	70	71	+12.9%	+11.3%

Total	3,752	3,164	3,239	+18.6%	+15.8%

Other products	2,305	2,238	2,335	+3.0%	-1.3%

Total Pharmaceuticals	6,057	5,402	5,574	+12.1%	+8.7%

Vaccines	360	334	345	+7.8%	+4.3%

Total net sales	6,417	5,736	5,919	+11.9%	+8.4%

12/16

Appendix 3: 2005 first-quarter adjusted consolidated statement of income (unaudited)

The adjusted consolidated statement of income is derived from the consolidated statement of income as presented in Appendix 4

Sanofi-aventis 2005 first-quarter adjusted consolidated statement of income

	Q1 2005		Q1 2004
	Adjusted		Adjusted
Millions of euros	consolidated	as a % of	proforma	as a % of net	% change
	statement of	net sales	statement of	sales
	income		income
	(unaudited)		(unaudited)

Net sales	6,417	100%	5,919	100%	+8.4%

Other revenues	243	3.8%	221	3.7%	+10.0%

Cost of sales	(1,697)	(26.5%)	(1,625)	(27.4%)	+4.4%

Gross profit	4,963	77.3%	4,515	76.3%	+9.9%

Research and development expenses	(923)	(14.4%)	(920)	(15.5%)	+0.3%

Selling and general expenses	(1,920)	(29.9%)	(1,906)	(32.2%)	+0.7%

Other current operating income	77	-	41	-	+87.8%

Other current operating expenses	(27)	-	(27)	-	-

Amortization of intangibles	(27)	-	(28)	-	-3.6%

Operating income – current	2,143	33.4%	1,675	28.3%	+27.9%

Restructuring costs	(13)	-	(53)	-	-75.5%

Impairment of PP&E and intangibles	0	-	0	-	-

Other operating income and expenses	17	-	137	-	-87.6%

Operating income	2,147	33.5%	1,759	29.7%	+22.1%

Financial expenses	(162)	-	(228)	-	-28.9%

Financial income	56	-	18	-	+211.1%

Income before tax, associates & discontinued operations	2,041	31.8%	1,549	26.2%	+31.7%

Income tax expense	(650)	(10.1%)	(472)	(8.0%)	+37.7%

Effective tax rate	31.8%	-	30.5%	-	-

Share of profit/loss of associates	107	-	93	-	+15.1%

Discontinued operations (net of tax)	0	-	0	-	-

Net income before minority interests	1,498		1,170	19.8%-	+27.9%

Minority interests	(83)	-	(67)	-	+23.9%

Net income	1,415	22.1%	1,103	18.6%	+28.3%

Average number of shares outstanding	1,334,550,189		1,324,970,531	-	-

Earnings per share (in euros)	1.06		0.83	-	+27.7%

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Appendix 4: 2005 first-quarter reconciliation of consolidated statement of income to adjusted consolidated statement of income (unaudited)

The adjustments made to the financial statements reflect the elimination of material impacts of the application of fair value acquisition accounting to the combination with Aventis (716 million euros net of deferred taxes, with no cash impact for the Group) and of restructuring costs (168 million euros net of tax), i.e. a total impact of 884 million euros.

2005 first-quarter reconciliation of consolidated statement of income to adjusted consolidated statement of income (unaudited):

	Q1 2005		Q1 2005
Millions of euros	consolidated	Adjustments	adjusted
			consolidated
	(unaudited)		(unaudited)

Net sales	6,417		6,417

Other revenues	243		243

Cost of sales	(1,829)	132 (a)	(1,697)

Gross profit	4,831	132	4,963

Research and development expenses	(923)		(923)

Selling and general expenses	(1,920)		(1,920)

Other current operating income	77		77

Other current operating expenses	(27)		(27)

Amortization of intangibles	(988)	961 (b)	(27)

Operating income – current	1,050	1,093	2,143

Restructuring costs	(271)	258 (c)	(13)

Impairment of PP&E and intangibles	0		0

Other operating income and expenses	17		17

Operating income	796	1,351	2,147

Financial expenses	(162)		(162)

Financial income	56		56

Income before tax, associates & discontinued operations	690	1,351	2,041

Income tax expense	(154)	(496) (d)	(650)

Effective tax rate	22.3%		31.8%

Share of profit/loss of associates	72	35 (e)	107

Discontinued operations (net of tax)	0		0

Net income before minority interests	608	890	1,498

Minority interests	(77)	(6) (f)	(83)

Net income	531	884	1,415

Average number of shares outstanding	1,334,550,189		1,334,550,189

Earnings per share (in euros)	0.40		1.06

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Material impacts of the application of fair value acquisition accounting to the combination with Aventis and of restructuring costs on the consolidated statement of income for the first quarter of 2005 are as follows:

(a) A charge arising from the workdown of acquired inventories remeasured at fair value, net of tax.

(b) An amortization charge of 961 million euros against intangible assets. This adjustment has no cash impact on the Group.

(c) A pre-tax restructuring charge of 258 million euros.

(d) The tax impact primarily comprises:

1)	Deferred taxes of 358 million euros generated by the amortization charge of 961 million euros taken against intangible assets. This adjustment has no cash impact on the Group.

2)	A tax effect of 90 million euros on the 258 million euros of restructuring charges.

(e) In “Share of profit/loss from associates”, a charge of 35 million euros corresponding to the amortization of intangibles (net of tax) and the workdown of acquired inventories. This adjustment has no cash impact on the Group.

(f) In “Minority interests”, an impact of 6 million euros representing the share of charges for the amortization and impairment of intangibles attributable to minority interests. This adjustment has no cash impact on the Group.

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Reminder:

A conference call will be held on Friday, May 13, 2005 at 3.00 PM CET.

To take part in the conference call, please call the following numbers ten minutes before the presentation is due to start:

France	+33 (0) 1 55 17 42 75
UK	+44 (0) 20 7365 1842
USA	+1 718 354 1158

Replay number (available through May 20, 2005):
France	+33 (0) 1 71 23 02 48
UK	+44 (0) 20 7784 1024
USA	+1 718 354 1112
Access code 1944247#

The conference call will be in English with live webcast on www.sanofi-aventis.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

The sanofi-aventis Group conducts its business in the United States through its subsidiaries Sanofi-Synthélabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

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